70
אפריקה ישראל

RECEIVED
2005 AUG 15 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05010434

August 9, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549

SUPPL

Re: Africa-Israel Investments Ltd.
Exemptive No. 82-34865

Ladies and Gentlemen:

Enclosed for submission on behalf of Africa-Israel Investments Ltd. are English translations of Immediate Reports to the Tel-Aviv Stock Exchange.

Please acknowledge receipt of the enclosed documents by date stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely yours,

Jacques Zimmerman, Adv
Corporate Secretary
Africa Israel Investments Ltd. Group

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

dlw 8/16

za-0765b.DOC

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T053
Public
Transmission date:
28/07/2005
Ref: 2005-01-030601

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970
Nature of event: Flotation of related company in the United States

1. *Further to the Company's Immediate Report dated May 15, 2005 (Ref. 2005-01-025377), the Company hereby announces that Alon Israel Oil Company Ltd. ("Alon") (a related company of the Company's, in which the Company hold some 26.1% of the issued share capital), has reported to it on the completion of the "pricing stage" of the public offering, in the United States, of Alon's subsidiary company Alon USA Energy Inc. (hereafter: "Alon USA"), in a volume of 10,200,000 ordinary shares at a per share price of 16 US dollars (not counting options granted to the underwriters of the issuance for the purchase of 1,530,000 additional shares of Alon USA). Accordingly, the volume of capital raised in this issuance stands at some 163 million US dollars, reflecting a market value for Alon USA of some 732 million US dollars (not counting the exercise of the underwriters' options which could add some 24.5 million US dollars). According to the Alon notice, trading in the shares of Alon USA on the New York stock exchange is due to commence on July 28, 2005 (under the legend: "ALJ").*

This report does not constitute an offer or an invitation for the tendering of bids for the acquisition of the securities referred to herein.

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2. Date and time at which the corporation first learned of the event or the matter:

   - 28/07/2005 at 10:30 hours

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 11/07/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523 E-mail: jacques@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T053
Public

Transmission date:
31/07/2005
Ref: 2005-01-031000

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970
Nature of event: Commencement of activity in Asia Pacific region

1. *The Company hereby serves notice that it is exploring (including on behalf of subsidiaries of the Company) a number of investment and/or cooperation opportunities in various countries in the Asia Pacific region (the Philippines, Macao, Singapore and China), primarily in the Company's current fields of activity, i.e. real estate, infrastructures (including BOT – type projects), energy and communications.*

   Pursuant to the aforesaid, on July 29, 2005, the Company, in partnership with two foreign corporations operating in the Philippines, made an offer to a foreign corporation for the acquisition of holdings in a volume of some 15% - 20% of the issued share capital of a Filipino company that is the owner of a toll road in the Philippines. The Company's equity in such offer, if accepted, is estimated at up to some 10 million US dollars (subject to possible adjustments of the price offer, due to the results of a due diligence that is to be conducted). The offer is subject to the fulfilment of a number of suspending conditions, including the conduct of due diligence as aforesaid, agreement on the wording of the detailed agreements, and the obtaining of the statutorily required permits.

   In addition to the aforesaid, the Company is in the process of negotiating the acquisition of portions of additional projects in the Philippines, including a share of some 40% in a residential project consisting, altogether, of some 190 residential units in the capital city Metro Manila, at an investment of some 2.25 million US dollars (the Company's share), and also an approximately 40% share in an office park for information technology companies in the capital city, Metro Manila, in a volume of some 50,000 sq.m built-up area (with an option to construct an additional 170,000 sq.m approximately, at an investment of some 10 million US dollars (the Company's share in the equity investment in this project). The latter project is scheduled to be executed by a subsidiary of the Company, namely Africa Israel Properties Ltd.

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2. Date and time at which the corporation first learned of the event or the matter:

- 29/07/2005 at 16:00 hours

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 11/07/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523 E-mail: jacques@africa-israel.com